UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Alphatec Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

02081G102
(CUSIP Number)

Jeffrey Wade
c/o LS Power Development, LLC
1700 Broadway, 35th Floor
New York, New York 10019
212-547-2914

With a copy to:
Adam M. Turteltaub
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8129
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 10 Pages
CUSIP No. 02081G102
SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
L-5 Healthcare Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,588,793(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,588,793(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,588,793

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.49% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Represents 8,242,761 shares of Common Stock held by L-5 Healthcare Partners, LLC, plus 6,346,032 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock at an exercise price of $3.50 per share (the “Warrants”), held by L-5 Healthcare Partners, LLC.
(2)  Calculation is based upon (i) 101,759,170 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on May 5, 2022, plus (ii) the shares of Common Stock issuable upon exercise of the Warrants.

Page 3 of 10 Pages
CUSIP No. 02081G102
SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Paul Segal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
338,825

	8	SHARED VOTING POWER
14,588,793(1)

	9	SOLE DISPOSITIVE POWER
338,825

	10	SHARED DISPOSITIVE POWER
14,588,793(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,927,618

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.81% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  Represents 8,242,761 shares of Common Stock held by L-5 Healthcare Partners, LLC, plus 6,346,032 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock at an exercise price of $3.50 per share (the “Warrants”), held by L-5 Healthcare Partners, LLC.
(2)  Calculation is based upon (i) 101,759,170 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on May 5, 2022, plus (ii) the shares of Common Stock issuable upon exercise of the Warrants.

Page 4 of 10 Pages
CUSIP No. 02081G102
The Schedule 13D filed with the Securities and Exchange Commission on March 16, 2018 (as previously amended, the "Schedule 13D") by (i) L-5 Healthcare Partners, LLC, a Delaware limited liability company (“L-5”), and (ii) Paul Segal, an individual with United States citizenship (collectively, the “Reporting Persons”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Alphatec Holdings, Inc., a Delaware corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) The information contained on the cover pages to this Schedule 13D and Item 3 is incorporated herein by reference

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 101,759,170 shares of Common Stock outstanding as of April 29, 2022, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2022.

L-5 directly holds 8,242761 shares of Common Stock reported in this Schedule 13D and 6,346,032 shares of Common Stock that will be issuable following the exercise of the Warrants held by L-5.As a result of his relationship with L-5, Paul Segal may be deemed the beneficial owner of all such shares of Common Stock. Mr. Segal, however, disclaims beneficial ownership of such shares, except to the extent of his indirect pecuniary interest therein. Mr. Segal also directly holds 338,825 shares of Common Stock reported in this Schedule 13D.

(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.

(d) Not applicable.

(e) Not applicable.

Page 5 of 10 Pages
CUSIP No. 02081G102
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 28, 2022

L-5 HEALTHCARE PARTNERS, LLC

	By:	/s/ Paul Segal
Name: Paul Segal
Title: President

/s/ Paul Segal
Paul Segal

Page 6 of 10 Pages
CUSIP No. 02081G102
Schedule I

1.	L-5 has not effected any transactions during the past 60 days.

2.	The following transactions were effected by Paul Segal during the past 60 days:

Date	Security	Amount of Shares Bought	Approximate Price ($) per Share

June 15, 2022	Common Stock	2,807.00	6.76

June 15, 2022	Common Stock	3,293.00	6.77

June 15, 2022	Common Stock	2,600.00	6.78

June 15, 2022	Common Stock	3,188.00	6.79

June 15, 2022	Common Stock	500.00	6.80

June 15, 2022	Common Stock	1,500.00	6.81

June 15, 2022	Common Stock	400.00	6.82

June 15, 2022	Common Stock	100.00	6.84

June 15, 2022	Common Stock	1,100.00	6.85

June 15, 2022	Common Stock	100.00	6.86

June 15, 2022	Common Stock	339.00	6.86

June 15, 2022	Common Stock	200.00	6.87

June 15, 2022	Common Stock	1,158.00	6.88

June 15, 2022	Common Stock	1,610.00	6.89

June 15, 2022	Common Stock	4,500.00	6.89

June 15, 2022	Common Stock	2,340.00	6.90

June 15, 2022	Common Stock	4,100.00	6.90

June 15, 2022	Common Stock	600.00	6.91

June 15, 2022	Common Stock	6,927.00	6.91

June 15, 2022	Common Stock	100.00	6.92

June 15, 2022	Common Stock	300.00	6.92

June 15, 2022	Common Stock	100.00	6.93

June 15, 2022	Common Stock	1,735.00	6.93

Page 7 of 10 Pages
CUSIP No. 02081G102
June 15, 2022	Common Stock	100.00	6.94

June 15, 2022	Common Stock	3,100.00	6.94

June 15, 2022	Common Stock	200.00	6.95

June 15, 2022	Common Stock	4,003.00	6.95

June 15, 2022	Common Stock	100.00	6.96

June 15, 2022	Common Stock	1,300.00	6.96

June 15, 2022	Common Stock	1,600.00	6.97

June 14, 2022	Common Stock	100	6.84

June 14, 2022	Common Stock	1,600	6.85

June 14, 2022	Common Stock	100	6.86

June 14, 2022	Common Stock	3,600	6.86

June 14, 2022	Common Stock	1,142	6.87

June 14, 2022	Common Stock	7,761	6.87

June 14, 2022	Common Stock	900	6.88

June 14, 2022	Common Stock	3,739	6.88

June 14, 2022	Common Stock	1,006	6.89

June 14, 2022	Common Stock	4,200	6.89

June 14, 2022	Common Stock	372	6.90

June 14, 2022	Common Stock	2,806	6.90

June 14, 2022	Common Stock	97	6.91

June 14, 2022	Common Stock	117	6.92

June 14, 2022	Common Stock	43	6.92

June 14, 2022	Common Stock	100	6.93

June 14, 2022	Common Stock	100	6.94

June 14, 2022	Common Stock	100	6.94

June 14, 2022	Common Stock	300	6.95

June 14, 2022	Common Stock	100	6.96

June 14, 2022	Common Stock	240	6.97

Page 8 of 10 Pages
CUSIP No. 02081G102
June 14, 2022	Common Stock	200	6.97

June 14, 2022	Common Stock	394	6.98

June 14, 2022	Common Stock	709	6.99

June 14, 2022	Common Stock	347	6.99

June 14, 2022	Common Stock	817	7.00

June 14, 2022	Common Stock	300	7.00

June 14, 2022	Common Stock	524	7.01

June 14, 2022	Common Stock	300	7.01

June 14, 2022	Common Stock	2,549	7.02

June 14, 2022	Common Stock	1,200	7.02

June 14, 2022	Common Stock	1,394	7.03

June 14, 2022	Common Stock	140	7.03

June 14, 2022	Common Stock	600	7.04

June 14, 2022	Common Stock	490	7.04

June 14, 2022	Common Stock	376	7.05

June 14, 2022	Common Stock	500	7.05

June 14, 2022	Common Stock	100	7.06

June 14, 2022	Common Stock	601	7.06

June 14, 2022	Common Stock	400	7.07

June 14, 2022	Common Stock	1,528	7.07

June 14, 2022	Common Stock	400	7.08

June 14, 2022	Common Stock	602	7.08

June 14, 2022	Common Stock	492	7.09

June 14, 2022	Common Stock	1,125	7.09

June 14, 2022	Common Stock	252	7.10

June 14, 2022	Common Stock	5,137	7.10

June 10, 2022	Common Stock	200	7.10

June 9, 2022	Common Stock	600	7.11

Page 9 of 10 Pages
CUSIP No. 02081G102
June 9, 2022	Common Stock	400	7.12

June 9, 2022	Common Stock	3122	7.12

June 9, 2022	Common Stock	200	7.13

June 9, 2022	Common Stock	3076	7.13

June 9, 2022	Common Stock	300	7.14

June 9, 2022	Common Stock	5433	7.14

June 9, 2022	Common Stock	535	7.15

June 9, 2022	Common Stock	6953	7.15

June 9, 2022	Common Stock	600	7.16

June 9, 2022	Common Stock	6170	7.16

June 9, 2022	Common Stock	400	7.17

June 9, 2022	Common Stock	5033	7.17

June 9, 2022	Common Stock	400	7.18

June 9, 2022	Common Stock	6719	7.18

June 9, 2022	Common Stock	100	7.19

June 9, 2022	Common Stock	5200	7.19

June 9, 2022	Common Stock	100	7.20

June 9, 2022	Common Stock	6613	7.20

June 9, 2022	Common Stock	588	7.21

June 9, 2022	Common Stock	7377	7.21

June 9, 2022	Common Stock	500	7.22

June 9, 2022	Common Stock	3232	7.22

June 9, 2022	Common Stock	100	7.23

June 9, 2022	Common Stock	1803	7.23

June 9, 2022	Common Stock	200	7.24

June 9, 2022	Common Stock	1328	7.24

June 9, 2022	Common Stock	1000	7.25

June 9, 2022	Common Stock	200	7.26

Page 10 of 10 Pages
CUSIP No. 02081G102
June 9, 2022	Common Stock	600	7.27

June 9, 2022	Common Stock	701	7.28

June 9, 2022	Common Stock	446	7.29

June 9, 2022	Common Stock	100	7.30

June 9, 2022	Common Stock	400	7.30

June 9, 2022	Common Stock	600	7.31

All of the above transaction were effected on the open market.